9701 Wilshire Blvd., Suite 1100 Beverly Hills, CA 90212 T 310-274-2036 F 310-271-2632 E info@CardoMedical.com

August 12, 2010

VIA EDGAR

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re: Cardo Medical, Inc.
         Form 10-K for the fiscal year ended December 31, 2009
         Filed March 31, 2010
         Form 10-Q for the fiscal quarter ended March 31, 2010
         File No. 000-21419

Dear Mr. Cascio,

This letter is in response to the Staff's comment letter dated July 16, 2010, regarding the above-referenced Form 10-K and 10-Q for Cardo Medical, Inc. (the "Company", "Cardo", "we", "us" or "our"). Please note, on July 28, 2010, we requested, and were granted, an extension to submit our response until August 13, 2010. Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

For 10-K for the fiscal year ended December 31, 2009

1. Please demonstrate to us how you determined the aggregate market value of common equity held by non-affiliates disclosed here. Show us all calculations. Include in your response, at a minimum: (1) the price of your common equity on the last business day of your quarter ended June 30, 2009; (2) the number of shares outstanding on that date; and (3) the identities of each affiliate who held your common equity on that date and the amount of common equity each affiliate held.

We calculated our June 30, 2009 non-affiliate market value using the closing share price of our common stock as quoted on the OTCBB on that date of $1.25. The total outstanding shares on that date was 203,360,271 and the total outstanding shares included in the non-affiliate calculation was 54,712,244. For purposes of this calculation we excluded shares held by our officers, directors, and 5% or greater stockholders, as well as shares held by family members and business associates of Dr. Andrew Brooks (our Chairman and Chief Executive Officer), which shares were acquired in connection with our initial merger transaction or in our June 30, 2009 private placement, and which stockholders each delivered a two-year lock-up agreement with respect to these shares. We view these shares as not in the public float for at least the term of the lock-up agreements (which expire on August 29, 2010) and determined that it was appropriate to exclude these shares from the non-affiliate market value calculation. We have consistently applied this approach to our non-affiliate market value calculation when we initially filed our Registration Statement on Form S-3 on February 8, 2010 and when our Form S-3 was amended by the filing of our Annual Report on Form 10-K on March 31, 2010.

The calculation for June 30, 2009 is provided below. Also below are the names of our executive officers, directors, and 5% stockholders and their respective holdings at June 30, 2009. We have not included the names of family and associates of Dr. Brooks whose shares were excluded from the non-affiliate market value calculation; however, their aggregate holdings at June 30, 2009 are noted.

Total shares issued and outstanding	203,360,271
Less: Dr. Andrew Brooks	(61,823,189)
Michael Kvitnitsky	(28,916,654)
Derrick Romine	(677,941)
Frost Gamma Investments Trust	(30,965,196)
Thomas Morgan	(7,855,616)
Ronald Richards	(667,205)
Subbarao Uppaluri	(338,967)
Steven Rubin	(45,197)
Aggregate family/business associates	(17,358,062)
Total non-affiliate shares	54,712,244
Closing share price, June 30, 2009	$1.25
Aggregate market value of common equity
held by non-affiliates	$68,390,305

Item I. Business, page 1

Third-Party Reimbursement, page 12

2. Please tell us, and revise future filings to disclose, whether third-party payors currently reimburse healthcare providers for procedures involving your products.

Our payor relationship is directly with the hospital and we do not receive payment from third-party payors. Our products are sold directly to hospitals and or distributors. Healthcare providers are reimbursed by third-party insurance payors for the professional component of the procedure. Healthcare providers are not reimbursed from third-party payors for the cost of our products sold to the hospitals and or distributors.

We have noted your comment and will ensure the information above is integrated into the third-party reimbursement discussion in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Liquidity and Capital Resources, page 41

3. We reference the disclosure that one of your most significant uses of cash related to the build-up of inventory. In this regard, we see that inventory significantly increased from $942,000 at December 31, 2008 to $3.2 million at December 31, 2009. Please tell us why inventory has substantially increased at December 31, 2009. Future filings should include a discussion of the underlying reasons for and the impact of significant changes in financial condition, including investments in inventory and capital expenditures. Refer to Item 303 of Regulation S-K.

We have noted your comment and will expand future disclosures to provide additional detail regarding the underlying reasons for and the impact of significant changes in financial condition including significant build-ups of inventory. Our discussion related to this matter will be expanded in our Form 10-Q for the quarterly period ended June 30, 2010 and in future filings, substantially as follows:

In order to meet our projected revenue objectives for the remainder of 2010 and 2011 it is necessary to accumulate certain minimum required levels of inventory at hospitals and with distributors and sales personnel. Further, additional sets of instrument trays are needed to ensure such trays are available at every surgical location. Consequently, significant cash is used in operating and financing activities to meet our inventory needs. In order to achieve our growth objectives, we are considering different strategies, including organic sales increases with new and existing health care facilities and growth through acquisitions. As a result, we are evaluating and we will continue to evaluate other companies and businesses for potential synergies that would add value to our existing operations.

4. As a related matter, please also tell us how you determined that none of your inventory is impaired at December 31, 2009.

Our finished goods products have a long shelf-life, ranging from 8 to 10 years. As noted above in our response to comment #3, certain minimum required levels of every size per product are needed in order to participate in a surgery. If a surgical procedure requires three inventory products, our operating room representative is required to have on hand two sets of every available size for those three products, which may be up to 120 inventory items per single surgery. Because we service several hospitals in multiple geographic locations we must maintain significant quantities of inventory in finished goods for immediate replenishment.

On a quarterly basis we evaluate our inventory balances to determine the quarter in which we expect our inventory to be consumed. Our evaluation is dependent upon future sales projections. All of our base-level inventories are projected to be consumed between the 1st quarter of 2011 and the 4th quarter of 2011. We do not have any inventory items in stock that are no longer available for sale; therefore, we do not have any obsolete inventory. Although the infrequently used larger sizes are slower moving inventory items, as the expected number of surgeries increase over time, the likelihood of these items being consumed also increases. At such time that management believes a significant amount of slow moving inventory items are not likely to be used in surgeries, we will establish a reasonable inventory reserve.

Consolidated Financial Statements

Note 7. Vertebron Transaction, page 54

5. We also see that the transaction to acquire Vertebron did not meet the definition of a business combination and was accounted for as an asset purchase. Please provide the basis in the accounting literature for your accounting treatment and tell us why the transaction does not represent the acquisition of a business which should be accounted for under FASB ASC 805.

The Company performed an analysis of the accounting literature in FASB ASC 805 in order to determine whether the Vertebron transaction met the definition of a business combination. As indicated in ASC 805, the transaction would not qualify as a business combination if the acquired assets did not constitute a business. ASC 805 indicates that "a business consists of inputs and processes applied to those inputs that have the ability to create outputs." Based on several factors, including the layoff of Vertebron's entire workforce, the dissolution of its management team, and uncooperative vendors, customers and distributors, it was determined that there were no inputs or processes included in the acquired asset set, and therefore such asset set did not constitute a business. In fact, the only remaining assets acquired of any value were inventories. Consequently, we concluded that the Vertebron transaction was not a business combination. See Exhibit A to this response letter for our analysis at the time of the transaction.

6. In this regard, we reference the statement on page 5 that you acquired all intellectual property rights owned by Vertebron. Please tell us how you determined the allocation of the purchase price and the reason this was allocated entirely to inventory with no allocation to any intangible assets.

At the date of the Vertebron transaction, there were other market participants who were selling virtually the same products offered by Vertebron. None of the products or technologies owned by Vertebron possessed any technological advantages over current spinal market products nor were they particularly unique. Further, prior to the Vertebron transaction, Cardo had already received 510(k) approvals from the FDA to use approximately 90% of the technologies owned by Vertebron. In addition, we had acquired a licensing agreement to sell Vertebron's products. Thus, it was not necessary for us to acquire the intellectual property to continue selling the product or have it manufactured for us. Furthermore, since others were already selling products that were ostensibly the same, there was little or no value of the intellectual property in the market as a whole.

We acquired the Vertebron asset set in an open-bid bankruptcy auction. The fact that our bid was highest and the replacement cost of the inventory far exceeded our bid price, further evidences the minimal value attributed to the intellectual property. The value of the Vertebron asset set was the inventory, which was discounted significantly compared to the prices for which we would ordinarily purchase it. Therefore, we allocated the entire $1.3 million purchase price to inventory.

Item 15. Exhibits. Financial Statement Schedules. page 67

7. Given the disclosure on page 22 of the registration statement on Form S-3 you filed on February 8, 2010 about incorporating your future filings by reference, it appears you were required to file your auditor's consent as an exhibit to your annual report on Form 10-K. See Regulation S-K Item 601(b)(23). Please amend your Form 10-K accordingly or file that consent as an exhibit to an appropriate Exchange Act filing, as appropriate.

In response to the Staff comment, and in accordance with our conversation with the Staff regarding this matter, we filed the inadvertently omitted consent under cover of Form 8-K on August 12, 2010.

Form 10-Q for the fiscal quarter ended March 31, 2010

Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 4

8. In future filings please provide a more substantive discussion of management's plan to continue to raise capital and generate positive cash flows from operations, including the related uncertainties and anticipated cash requirements over the next 12 months. You should also address your plans to address profitable operations. The disclosure should include a viable plan that would allow you to continue as a going concern for at least 12 months following the date of the financial statements.

We have noted your comment and we will expand future disclosures to provide additional detail regarding the status of our plans to address profitable operations. Our discussion related to this matter will be expanded in our Form 10-Q for the quarterly period ended June 30, 2010 and in future filings, substantially as follows:

As reflected in the accompanying financial statements, the Company had losses from operations of $2,937,000 and negative cash flows from operations of $2,593,000 during the six months ended June 30, 2010, an accumulated deficit of $14,102,000 and limited cash to fund its future operations. Management anticipates that the Company will sustain losses through the fourth quarter of 2010 and require additional capital to supplement operations. Thus far, the Company has been able to finance its operating losses through a series of equity issuances. Nevertheless, there is no assurance that the Company will be able to finance any future operating losses and as such, there is substantial doubt about the Company's ability to continue as a going concern. Management is actively seeking various sources of financing; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management is closely monitoring its operating costs to conserve cash until additional funds become available through financing or operating activities.

9. In addition, please tell us how you considered the going concern matters in your assessment of the recoverability of goodwill and long lived assets.

The financial statement footnotes included in our Form 10-K for the year ended December 31, 2009 indicate that Cardo's goodwill and long-lived assets are assessed for impairment annually at the end of the fourth quarter. The going concern matters, which were considered in our impairment analysis at December 31, 2009, had not changed significantly between the filing of the December 31, 2009 Form 10-K and the March 31, 2010 Form 10-Q. Although our internal financial forecasts, which were an integral part of the annual assessment, were modified to reflect up-to-date information, the results continued to reflect positive cash flows and profitable operations within a reasonable period of time. Accordingly, our management determined that no events or changes in circumstances during the quarter ended March 31, 2010, or through the date of filing the corresponding Form 10-Q, warranted an interim assessment of the carrying values of its goodwill or long-lived assets.

In connection with responding to the Commission's comments, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments. If you have any questions, please call me at (310) 274-2036.

Sincerely,

/s/ Derrick Romine

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.

EXHIBIT A

To: Cardo Accounting File
From: Derrick Romine, CFO
Date: December 14, 2009
Re: Vertebron Asset Acquisition

BACKGROUND

Cardo Medical, Inc. ("Cardo" or the "Company") executed an Asset Purchase Agreement with Vertebron, Inc. ("Vertebron") on September 30, 2009, and the deal ("Transaction") closed October 1, 2009 (see memo "Vertebron Acquisition Date" regarding the effective date of this transaction).

Prior to shutting down its business as described below, Vertebron was a vendor to Cardo, supplying spinal implant products. While Vertebron had some intellectual property and FDA approval that made these products unique, absent Vertebron as a vendor, Cardo could find other vendors to manufacture spinal implant products. There are other companies currently selling all the products manufactured by Vertebron.

So the primary purpose of the acquisition was to obtain Vertebron's inventory at below-market prices, some fixed assets that may or may not be used. As Cardo already had 510k's for most of the Vertebron products which Cardo was already selling, the intellectual property and licenses that came with the purchase were incidental. However, retaining the original IP and licensing would allow Cardo to affirmatively assert under any due diligence or other questioning that in addition to owning all rights to its knee and hip product lines, it also owned the rights to the Spine product line.

Vertebron

Vertebron had experienced severe financial hardship in late 2008 and stopped payments to vendors and distributors. As such, by the first quarter of 2009, it had no access to the raw materials necessary to build the products, and no access to a means to sell the products. So it stopped operations in April 2009 and laid off its entire workforce.

Soon thereafter, Vertebron filed for and entered Chapter 11 (reorganization) bankruptcy. As it was unable to reach a settlement with creditors to reorganize its liabilities and demonstrate a feasible business plan to service its ongoing model, it was forced into Chapter 7 (liquidation) bankruptcy.

Cardo initially approached Vertebron to discuss a potential business transaction in October 2008. The negotiations broke down over the ensuing months and talks were dramatically cut back. Upon learning of Vertebron's bankruptcy filing, Cardo resumed discussions and began negotiating to buy Vertebron's assets, but could not reach an agreement on the price with the trustee. Then, on October 1, 2009, Cardo, as a result of winning an open auction in bankruptcy court, Cardo purchased the Asset Set.

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In the purchase, Cardo obtained inventory, fixed assets, all of Vertebron's intellectual property and a licensing agreement to use Vertebron's products for resale (the "Asset Set). Cardo already had 510k's for 90% of the Vertebron product line, however this allowed Cardo 100% approval. In reality, there is nothing particularly unique to the Vertebron product line and there are others who manufacture and sell comparable products; but since Vertebron already had approval, acquiring their existing standing saves time and money.

There was no production capability as there was neither management nor employees. There was also no way to buy raw materials from Vertebron's vendors were uncooperative, even with the offer of back-pay.

And the distributors were also uncooperative, demanding back-pay.

As Vertebron's management and workforce had been terminated in April 2009, Cardo had no obligation to these individuals as part of the purchase. The aforementioned notwithstanding, some Vertebron employees were engaged as consultants to Cardo in order to facilitate the purchase, three remain with the Company today, with two continuing a consulting relationship and one is a full-time employee.

ISSUE

Is the Vertebron transaction a business combination?

TECHNICAL REFERENCE

FASB Accounting Standards Codification ("ASC") 805 "Business Combinations," in Section 10 states:

"15-4 The guidance in the Business Combinations Topic does not apply to any of the following:
  The formation of a joint venture
  The acquisition of an asset or a group of assets that does not constitute a business
  A combination between entities or businesses under common control (see paragraph 805-50-15-6 for examples)
  A combination between not-for-profit entities (NFPs) or the acquisition of a for-profit business by an NFP."

"55-4 A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:
  Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

Pg 2 of 4

  Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.
  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants."

"55-5 To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements-inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes."

ASC Master Glossary states:

"Business"

An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Additional guidance on what a business consists of is presented in paragraphs 805-10-55-4 through 55-9."

DISCUSSION

Vertebron ceased operations and laid off all its employees in Q2 2009. Thinking it could reorganize and re-start the business, it originally filed for Chapter 11 bankruptcy. However, as it could not demonstrate the ability to generate adequate income to pay off its reorganized debts, Vertebron was forced into Chapter 7 bankruptcy, or liquidation. This clearly demonstrates that a viable business did not exist.

So by the time Cardo purchased the Asset Set, there was literally nothing left except the assets themselves. And that is what Cardo purchased.

From a technical standpoint, in addition to the inability to buy raw materials or sell its outputs, Vertebron had no strategic management, no processes nor any employees.

Pg 3 of 4

Cardo was able to acquire Vertebron's intellectual property but no other inputs required to execute a business model. Further, no components of the process elements of a business as set forth above were obtained in the Transaction.

Regarding the intellectual property and licensing creating outputs on their own, in this case there is no possibility of a continuing revenue stream from these assets. There are other market participants who are currently selling products ostensibly the same as the products offered by Vertebron. So the only value of the IP and licensing is a possible savings of time and money necessary to obtain a new FDA approval. As such, these do not constitute outputs in the context of a business.

We note that ASC 805-10-55-5 allows for an asset set to be considered a business "if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes." We considered this clause and determined that it applies to an acquisition of less than the whole operation of the seller. Specifically, it addresses duplicity in processes or other aspects of the business in which the buyer can apply its own inputs or processes. Based on the condition of Vertebron, its complete lack of a process at all, and ultimately Cardo's winning bid (meaning it is unlikely that another market participant could make better use of the Asset Set), we do not believe this leads to a conclusion that the Asset Set is a business.

Finally, we considered the general definition of a business as found in the ASC's Master Glossary. It states that a business is an integrated set of activities and assets, and points to ASC 805-10 for further clarification. We believe that Vertebron did not possess an integrated set of activities and assets at the date of the Transaction nor had they for a period of time.

Therefore, based on the above, and following the guidance provided by ASC 805-10-55-4, Vertebron lacked adequate inputs and processes to create outputs. Consequently, the Asset Set purchased by Cardo did not constitute a business.

ASC 805-10-55-4 specifically scopes-out "The acquisition of an asset or a group of assets that does not constitute a business" from being considered a business combination.

CONCLUSION

In accordance with ASC 805 "Business Combinations," the purchase of the Vertebron Asset Set did not constitute a business combination.

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